EXHIBIT 10.15

MINERALSLEASE AND AGREEMENT

THIS MINERALS LEASE AND AGREEMENT (“Agreement”) is dated and effective this 5thday of April, 2011 (“Effective Date”), by and between NEWMONT USA LIMITED, a Delaware corporation doing business in Nevada as NEWMONT MINING CORPORATION (“Newmont”), and GOLD STANDARD VENTURES (US) INC., (“Gold Standard”)

RECITALS

A.           Newmont owns or controls theproperty described in Exhibit A, Parts 1 and 2 attached hereto (the “Leased Lands”). The Leased Lands shall be referred to herein as the “Newmont Property.”

B.           Newmont desires to lease and assign to Gold Standard, and Gold Standard desires that Gold Standard lease or otherwise acquire from Newmont, the right to conduct mineral exploration activities on and in the Newmont Property with the subsequent right to participate in the development of minerals from the Newmont Property subject to the terms and conditions of this Agreement.

THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, Newmont and Gold Standard agree as follows:

AGREEMENT

1.         Grant.

(a)           Leased Lands.  Newmont leases exclusively to Gold Standard, until this Agreement is terminated, the right to prospect and explore for Minerals (defined below) on and beneath the Leased Lands, and to use, occupy, excavate and disturb so much of the surface and subsurface of the Leased Lands as is reasonably necessary and convenient in exploring for such Minerals, to the extent authorized by and subject to the terms and conditions of those lease (the “Lease”) and the claims (the “Claims”) referenced in Parts 1 and 2 of Exhibit A hereto and the terms of this Agreement. Subject to the terms of this Agreement, Gold Standard assumes, and shall be solely responsible for satisfying, all obligations of Gold Standard under the Lease, with respect to the Leased Land and the Claims.  As used in this Agreement, “Minerals” shall mean any and all metals, minerals and mineral rights of whatever kind and nature as defined in, and as limited to the extent of Newmont’s rights under the Lease.

2.         Work Commitment.

(a)           Subject to Gold Standard’s right to terminate this Agreement pursuant to Section 10 below, Gold Standardshall make Expenditures (defined below) in the total amount of Two Million Five Hundred  Thousand Dollars ($2,500,00.00) in accordance with the following schedule:

Due Date	Expenditure Amount
On or before the second year from the Effective Date	$100,000.00
On or before three years from the Effective Date	$200,000.00
On or before four years from the Effective Date	$450,000.00
On or before five years from the Effective Date	$750,000.00
On or before six years from the Effective Date	$1,000,000.00

Notwithstanding any inference to the contrary, Gold Standard understands that Gold Standard’s obligation to make One HundredThousand Dollars ($100,000.00) in Expenditures on or before two years from the Effective Date is a firm commitment which shall not be affected by any termination of this Agreement.

Excess Expenditures during any period specified above shall be carried forward and credited against Expenditures required in the subsequent period or periods.  Except as provided in Section 18(i), if Gold Standard fails to make the required Expenditures during any period specified in this Section 2(a), Gold Standard may pay to Newmont in cash, within 30 days after the end of that period, the amount of such deficit.  Upon Newmont’s receipt of that payment, Gold Standard shall be deemed to have satisfied the Expenditure requirement for that period.

(b)           As used in this Agreement, “Expenditures” shall mean the following expenses incurred by Gold Standard since the Effective Date of this Agreement, in ascertaining the existence, location, quantity, quality or commercial value of a deposit of Minerals on or within the Newmont Property, including reclamation of such activities (“Exploration Work”), provided the qualifying Expenditures under this Section 2(a) and Section 3 during each anniversary year shall be incurred for operations on the Newmont Property.

(i)           Actual field salaries and wages (or the allocable portion thereof), including benefit costs and payroll taxes, of employees or contractors of Gold Standard actually performing Exploration Work;

(ii)           Costs and expenses for the use of machinery, facilities, equipment and supplies required for Exploration Work;

(iii)           Travel expenses and transportation of employees and contractors, materials, equipment and supplies reasonably necessary for the conduct of Exploration Work;

(iv)           All payments to contractors for Exploration Work;

(v)           Costs of assays, or other costs incurred to determine the quality and quantity of Minerals on or within the Newmont Property;

(vi)           Costs incurred to obtain permits, rights of way and other similar rights as may be incurred in connection with Exploration Work;

(vii)           Costs and expenses of performing feasibility or other studies to evaluate the economic feasibility of mining on the Newmont Property;

(viii)           All taxes levied against the Newmont Property and paid by Gold Standard;

(ix)           The cost of any reclamation bonds required to be posted for reclamation of disturbance associated with Exploration Work; and

(x)           All land holding costs or fees and other necessary expenditures made to preserve in good standing the status and title of the Newmont Property.

(c)           At least fifty percent (50%) of qualifying Expenditures under Section 2(a) during the second anniversary year collectively and during each anniversary year thereafter shall be for direct exploration drilling on the Newmont Property.  As used in this Agreement, “direct exploration drilling” means drilling, access road construction, drill site excavation, downhole surveys, and assays of such drilling results and reclamation of such disturbance.

3.         Rental Payments.  Subject to Gold Standard’s right to terminate this Agreement under Section 10 below, and beginning on the seventh anniversary of this Agreement, and each anniversary date thereafter, Gold Standard shall pay to Newmont an annual rental if Gold Standard did not expend at least Three Hundred Thousand Dollars ($300,000.00) in Expenditures during the preceding anniversary year.  The amount of the rental payment that would be due on the seventh anniversary is fifteen dollars ($15.00) per acre of Newmont Property that is then subject to this Agreement.  This annual rental rate of fifteen dollars ($15.00) per acre shall escalate by five percent (5%) each year after the seventh anniversary date.  Gold Standard shall pay to Newmont any rental that is due in cash by certified check or wire transfer within 30 days after each anniversary date beginning on the eighth anniversary of this Agreement.

4.         Representations and Warranties.

(a)           Newmont represents and warrants that (i) except as referenced in Exhibit A hereto, it has not encumbered, mortgaged or conveyed its interest in the Newmont Property, including but not limited to conveying any royalty interest therein; and (ii) it has no knowledge of any pending litigation or other claims challenging its title to the Newmont Property.

(b)           Each party represents and warrants to the other parties that it is in good standing under the laws of the jurisdiction in which it is incorporated, and that it has all the requisite power, right and authority to enter into this Agreement, to perform its obligations under this Agreement, and to commit to this Agreement.  The execution and delivery of this Agreement and the consummation of the obligations, indemnities and payments provided herein have been duly and validly authorized by all necessary corporate or company action on the part of each party.

5.         Feasibility Study.  Prior to commencing mine construction activities for the production of Minerals from any part of the Newmont Property, Gold Standard shall prepare and deliver to Newmont a notice that includes: (i) a Positive Feasibility Study, as defined in Exhibit C hereto for a deposit containing a minimum of 500,000 ounces of mineable gold reserveswithin the Newmont Property, (ii) all factual data relating to the Newmont Property not previously provided to Newmont, and (iii) a detailed summary of all Expenditures made by Gold Standard from the Effective Date of this Agreement through the date of the notice.

6.         Venture Option.

(a)           Newmont shall have the option to enter into a venture agreement with Gold Standard (the “Venture Option”) covering the Newmont Property(collectively, the “Venture Property”).  Newmont may exercise the Venture Option as follows:

(i)           At any time during the term of this Agreement, prior to Gold Standard delivering to Newmont a complete notice, pursuant to Section 5 above, Newmont may elect the Venture Option by notifying Gold Standard in writing of such election.  Within 30 days after delivery of such election notice, Gold Standard shall deliver to Newmont all factual data not previously provided to Newmont relating to the Newmont Property, and a detailed summary of all Expenditures made from the Effective Date of this Agreement through the date of delivery of Newmont’s election notice.

(ii)           If Newmont does not elect the Venture Option under Section 6(a)(i) above, it may exercise the Venture Option by delivering written notice to Gold Standard within 120 days after delivery by Gold Standard of a complete notice under Section 5 above.

(iii)           As its initial contribution under the Venture Agreement, Newmont shall pay for Venture expenditures in an amount equal to one hundred and fifty percent (150%) of the sum of the Expenditures made by Gold Standard from the Effective Date of this Agreement through the date that Newmont exercises the Venture Option if Newmont elects the Venture Option under Section 6(a)(i), or through the date of the notice delivered pursuant to Section 5 above if Newmont elects the Venture Option under Section 6(a)(ii).  During completion of its initial contribution, Newmont shall have complete discretion to determine the location, extent and timing of all work and expenditures.  Newmont shall have the right to withdraw from the Venture at any time prior to completing its initial contribution, and shall thereby be excused from paying any further expenditures.  In the event of such withdrawal by Newmont, the parties shall complete a Purchase Closing in accordance with the terms of Section 6(c) below.  If Newmont elects the Venture Option under this Section 6(a), Gold Standard shall contribute, as Gold Standard’s initial contribution, all of their right, title and interest under this Agreement, and any other interests they hold, individually or collectively, in the Newmont Property, which interests shall be held by the manager on behalf of the Venture.  Upon execution of the Venture Agreement, this Agreement shall terminate, and the parties shall execute a release and termination evidencing such termination.

(iv)           Upon completion of the initial contribution of Venture expenditures of one hundred and fifty percent (150%), by delivery of written notice to Gold Standard, Newmont may elect to earn an additional 19% interest in the Venture Option by expending an additional one hundred percent 100% of the Exploration Expenditures made by Gold Standard.
(b)           If Newmont elects to exercise the Venture Option under this Section 6, Newmont and Gold Standard shall, within 90 days of Newmont’s delivery of its election notice, negotiate in good faith and enter into a venture agreement (the “Venture Agreement”), covering the Venture Property and replacing this Agreement, which will generally follow the form of Rocky Mountain Mineral Law Foundation, Form 5, and will include the following terms, in addition to those set forth in Section 6(a):

(i)           The initial participating interests of Newmont and Gold Standard shall be fifty-one percent (51%) and forty-nine percent (49%), respectively. In the event Newmont contributes to Section 6 (a) (iv), participating interests of Newmont and  Gold Standard shall be seventy percent (70%) and thirty percent (30%), respectively.

(ii)           Newmont shall have the right to be the manager of the Venture so long as it maintains a fifty percent (50%) or greater participating interest in the Venture.  The manager of the Venture shall earn a management fee from the Venture of (i) ten percent (10%) of the Venture exploration expenditures during exploration (except for invoices exceeding $50,000.00, in which case the fee will be five percent (5%) for the amount over $50,000.00), (ii) five percent (5%) of Venture development expenses during mine development, and (iii) seven dollars ($7.00) per ounce of gold produced from the Venture Property during production.  After production commences, the seven dollars ($7.00) per ounce management fee will be adjusted to reflect the manager’s actual cost experience, so that the manager makes neither a profit nor loss from being manager.  The manager shall prepare monthly reports of all work conducted under the Venture Agreement.

(iii)           A management committee shall be formed, consisting of two representatives from each Venture party.  The management committee members shall have voting rights in proportion to the parties’ respective participating interests.  Upon completion of Newmont’s initial contribution, the manager shall present work programs and budgets to the management committee for approval.  In the event of a tie vote, the manager shall have the deciding vote.

(iv)           After Newmont’s completion of its initial contribution as prescribed in Section 7(a), the parties shall be required to fund future Venture expenditures in proportion to their participating interests pursuant to programs and budgets proposed by the manager and approved by the management committee.If either party elects not to contribute its proportionate share to an approved program and budget, once joint funding commences, such party’s participating interest shall be subject to straight-line dilution, based upon the formula contained in the definitive Venture Agreement.  If either party elects to contribute to an approved program and budget, but fails to make such contribution, the amount of dilution shall be twice the amount that would have occurred if the defaulting party initially elected not to contribute.  In the event that either party’s participating interest is diluted to below ten percent (10%), it shall relinquish its participating interest to the other party, in return for a one percent (1%) net smelter returns royalty, as defined in Exhibit E to this Agreement.

(v)           The environmental indemnifications of Gold Standard under Section 14 of this Agreement shall cease with respect to the participating interest in the Newmont Property acquired by Newmont pursuant to the Venture Option, but shall otherwise survive under the Venture Agreement.

(vi)           In the event either party decides to sell, transfer or assign its interest in the Venture or Venture Property, the other party shall have a right of first offer under terms similar to those set forth in Section 11 below.

(vii)           While Newmont is completing its initial contribution, it shall have the obligation to maintain the Venture Property in good standing and shall be solely responsible for all permitting and bonding for activities it conducts on the Venture Property during that period.

(viii)           After Newmont completes its initial contribution, the Venture shall have the obligation to maintain the Venture Property in good standing and shall be solely responsible for all future permitting and bonding for activities on the Venture Property.

(ix)           In the event Newmont elects not to complete its initial contribution, the parties shall complete the Purchase Closing in accordance with Section 6(c) below.

(c)           If Newmont at any time elects not to exercise the Venture Option, fails to elect the Venture Option within the time-frame specified in Section 6(a)(ii) or elects the Venture Option but thereafter elects not to complete its initial contribution, the parties shall, within 60 days after such election (or deemed election), hold a closing (“Purchase Closing”) at Newmont’s offices in Elko, Nevada, or another location or time agreed to in writing by the parties.  At the Purchase Closing, (i) subject to obtaining any necessary landowner consents, Newmont and Gold Standard shall execute and have acknowledged, and Newmont shall deliver to Gold Standard, an assignment in the form of Exhibit D, conveying to Gold Standard  all of Newmont’s interest in the Newmont Property, (ii) Gold Standard shall deliver to Newmont a properly executed and acknowledged royalty agreement in the form of Exhibit E, conveying to Newmont a royalty on all Minerals produced from the Newmont Property,  and (iii) if it has not previously terminated under Section 6(a)(iii), this Agreement shall terminate, and the parties shall execute a release and termination evidencing such termination.

7.           Property Maintenance.  Subject to the additional requirements under Section 9 below, for so long as this Agreement is in effect, Gold Standard shall take all actions necessary to keep the Newmont Property in good standing, including payment of property taxes and any taxes relating to Gold Standard’s operations on the Newmont Property, and satisfying all requirements under the Leases with respect to the Newmont Property.

8.           Reporting.  Gold Standard shall provide to Newmont, without representation or warranty as to the completeness of any provided data, semi-annual reports of all activities and operations conducted on or in connection with the Newmont Property pursuant to this Agreement, together with copies of all factual data generated as a result of those activities or operations.  Those reports shall be provided to Newmont by August 1 and February 1 of each calendar year.  Each biannual report shall include details of:  (i) all activities, operations and Expenditures with respect to the Newmont Property during the preceding six months of the calendar year; (ii) exploration and ore reserve data generated during the previous six months; and (iii) a summary of anticipated activities for the upcoming six months.  The semi-annual report required to be delivered by February 1 of each year shall be accompanied by digital factual data generated during the previous calendar year, to the extent the data exists in such format.  Upon formation of a Venture, pursuant to Section 6 of this Agreement, work reports shall be prepared monthly, as directed by the management committee formed pursuant to the Venture Agreement.  Reports due pursuant to this Section 8 shall be sent to:

Newmont Mining Corporation
1655 Mountain City Highway
Elko, Nevada89801
Attn:  Exploration Manager
Telecopier No.: (775) 778-2560

Newmont may change such address from time to time by written notice to Gold Standard.

9.         Termination.

(a)           Subject to the terms of this Section 9, at any time after completion of  One Hundred Thousand Dollars ($100,000.00) in Expenditures in accordance with the schedule set forth in Section 2(a) above, Gold Standard may terminate this Agreement upon providing Newmont 60 days advance written notice.

(b)           If Gold Standard defaults on any of its obligations under this Agreement, Newmont may give Gold Standard written notice of the default or defaults.  If Gold Standard has not begun to cure any such default, other than a default that may be satisfied by cash payment, within 30 days from the date of delivery of such notice and completely cured such default within a reasonable time thereafter, Newmont may terminate this Agreement by written notice to Gold Standard.  As to any default that may be cured by cash payment, including but not limited to rentals, payments to maintain the Newmont Property free of all liens or encumbrances, payments to make up for Expenditure deficiencies under Section 2(a), or any payments under Section 11(b), Newmont may terminate this Agreement if Gold Standard has not fully satisfied such payment obligation within 30 days of delivery of Newmont’s notice of default.Such termination by Newmont shall not affect Newmont’s rights to seek any other available remedies.

(c)           Upon any termination of this Agreement, Gold Standard shall within 30 days after the effective date of termination, (i) surrender the Newmont Property to Newmont free and clear of any encumbrances, and deliver to Newmont a written instrument or instruments, in a form appropriate for recording and acceptable to Newmont, further evidencing termination of this Agreement and reconveyance of the Newmont Property to Newmont; (ii) satisfy all requirements to maintain the Newmont Property in good standing through 90 days after the effective date of termination, including, but not limited to payment of any property taxes, and taking any other actions necessary to maintain the Leases; and (iii) deliver to Newmont copies of all factual data obtained in conducting activities or operations on the Newmont Property, not already provided to Newmont. Upon any termination of this Agreement, Gold Standard shall promptly reclaim all disturbance caused by its activities on the Newmont Property in accordance with applicable legal requirements and the terms of the Leases, unless Newmont agrees in writing to assume such reclamation obligations and relieve Gold Standard of the performance thereof.

10.       Transfer of Interests, Right of First Offer.

(a)           Each party shall have the right to transfer all or any part of its interest in this Agreement, the Newmont Property, subject to the rights of the other party as provided in this Section 10.

(b)           If Gold Standard  or Newmont (“Transferring Party”) intend to transfer all or any part of its interest in this Agreement, the Newmont Property (the “Offered Property”), the Transferring Party shall promptly notify the other party (“Non-Transferring Party”).  This notice shall specifically identify the Offered Property and shall state the price and all other pertinent terms and conditions of the intended transfer, on such terms as the Transferring Party is willing to accept, which shall be for monetary consideration only.  If the Transferring Party is Gold Standard,  Gold Standard shall include with such notice all factual data in its possession pertaining to the Offered Property that was not previously provided to Newmont.  The Non-Transferring Party shall have 30 days from the date such notice is delivered to notify the Transferring Party whether it elects to acquire the Offered Property at the same price and on the same terms as set forth in the notice.  If the Non-Transferring Party does elect to acquire the Offered Property, such closing shall occur within 60 days after notice of such election is delivered to the Transferring Party.  If the Non-Transferring Party fails to provide the Transferring Party with notice of its election to acquire the Offered Property within such 30 days, such failure shall be deemed to be an election to not acquire the property.  If the Non-Transferring Party elects to not acquire the Offered Property the Transferring Party shall be free to complete the transfer of the Offered Property to a third party, provided, however, the Transferring Party must complete the transfer of the entire Offered Property to a third party at a price and on terms no less favorable to the Transferring Party than those set forth in its notice to the Non-Transferring Party within 120 days following the expiration of such 30-day period.  If the Transferring Party fails to complete the transfer of the entire Offered Property to a third party within that period, the Non-Transferring Party’s right of first refusal in the Offered Property shall be revived.  Any subsequent proposal by the Transferring Party to transfer the Offered Property, or any part thereof, shall be conducted in accordance with all of the procedures set forth in this Section.  A transfer may be made under this Section 11 only if the transferee agrees in writing with the Non-Transferring Party to be bound by the terms of this Agreement, including this Section 11, to the same extent as the Transferring Party with respect to the transferred interests; provided, however, no transfer of any interest in the Property or this Agreement shall relieve the Transferring Party of its obligations under this Agreement, unless the Non-Transferring Party otherwise agrees in writing, which agreement shall not be unreasonably withheld.  A Transferring Party shall be entitled to sell the Offered Property for non-cash consideration only where such consideration has a monetary value equal to or greater than the cash price at which the Offered Property was offered to the Non-Transferring Party.

(c)           The provisions of Section 10(b) shall apply to Gold Standard and Newmont and any successor or transferee (including any Affiliate or successor by merger), but shall not apply to (i)a corporate consolidation or reorganization by the Transferring Party by which the surviving entity possesses substantially all of the stock or all of the property rights and interests, and is subject to substantially all of the liabilities and obligations of the Transferring Party; (ii) any equity offering made by a Transferring Party; (iii) a transfer of direct or indirect Control of a Transferring Party to a non-Affiliate third party (whether in a single transaction or series of related transactions), but only if the fair market value of the Transferring Party’s interest in the Property or this Agreement that is being transferred does not exceed twenty-five percent (25%) of the combined market value of all of the assets of the Transferring Party and all of its Affiliates, if any, direct or indirect Control of which is also being transferred; or (iv) a transfer of Control of a Transferring Party to an Affiliate; provided that in each case, the acquiring party shall agree in writing with the other party to assume the Transferring Party’s obligations under this Agreement or any other agreement hereunder, as to the transferred interest.  For purposes of this Agreement, “Affiliate” means any person or entity that Controls, is Controlled by or under common Control with Gold Standard or Newmont.  The term “Control” used as a verb means the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; or (v) voting trust.  The term “Control” used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

11.       Standard of Conduct; Environmental Compliance.

(a)           Gold Standard shall ensure that all activities conducted on the Newmont Property are in compliance with the laws and regulations of the United States, the State of Nevada, and any local governmental entity with jurisdiction over the Newmont Property or activities thereon, including, but not limited to any laws or regulations regarding environmental protection or reclamation of the Property.  Gold Standard shall provide Newmont with satisfactory evidence of such compliance upon Newmont’s request.  All operations under this Agreement shall be conducted in a good and workmanlike manner in accordance with generally accepted mining practices.

(b)           Prior to conducting or authorizing surface disturbing work on any part of the Newmont Property, Gold Standard shall (i) obtain and deliver to Newmont aerial photographs of the Newmont Property, or other documentation such as remote sensing data, documenting the physical condition of the Newmont Property, with the timing and extent of such photography to be coordinated with Newmont’s Environmental Department, (ii) deliver to Newmont a brief written plan of the anticipated activities, including a description of the location, timing and nature of those activities, which plan shall be updated annually by March 30 of each calendar year, or more often as needed to address all activities that are actually occurring on the Newmont Property, (iii) post with the Nevada Division of Environmental Protection, as appropriate, any financial sureties for reclamation or other environmental obligations, as required by law, and (iv) post with Newmont cash, a bond or other financial surety acceptable to Newmont, with Newmont as beneficiary or co-beneficiary, in an amount equal to twenty-five thousand dollars ($25,000.00), which will allow Gold Standard to disturb up to five (5) acres of the Newmont Property.  Thereafter, Gold Standard shall post with Newmont cash or a bond acceptable to Newmont in the amount of five thousand dollars ($5,000.00) for each additional acre of Newmont Property that will be disturbed, prior to such disturbance.  If Gold Standard fails to promptly and adequately complete the reclamation of any disturbance, the financial sureties shall be available to Newmont to cover all costs of reclaiming the disturbance, including any drill hole plugging.  The amount of the financial surety to be posted with Newmont shall be reviewed annually to ensure there is a sufficient amount to cover the full costs of reclamation.  To the extent such surety is inadequate; the per-acre amount of such surety shall be adjusted upward to reflect actual projected reclamation costs.  Reclamation of disturbance on any lands within the Newmont Property shall be generally consistent with State of Nevada standards.  Once reclamation is completed to Newmont’s satisfaction, Newmont shall return such sureties to Gold Standard.  Newmont shall not pay interest on any such surety.

(c)           No separate financial surety shall be required under Section 11(b)(iv) where the proposed disturbance is subject to a financial surety that Gold Standard  has established pursuant to a State of Nevada reclamation permit that has been approved by the Nevada Division of Environmental Protection.  To the extent a state-approved surety covers only part of the proposed disturbance on the Newmont Property, Gold Standard shall be required to provide to Newmont a financial surety under Section 11(b)(iv) to cover the reclamation costs of all remaining disturbance prior to conducting the proposed activities.

(d)           Gold Standard shall provide to Newmont a copy of any permit application or other permitting documents relating to activities or operations on the Newmont Property prior to submission to the applicable government entity, and Newmont shall have at least 15 days to review and comment on the same prior to its submission to the agency.

(e)           Should any unpermitted discharge, leakage, spillage, release, emission or pollution of any type occur upon, to or from the Newmont Property due to Gold Standard’s activities or possession, Gold Standard, at their sole expense, shall promptly clean and restore the Newmont Property to standards equal to or exceeding all standards adopted or required by any governmental body having jurisdiction over the Newmont Property.

12.       Audit and Inspection.

(a)           Newmont shall be entitled to enter the Newmont Property  for purposes of inspecting any of Gold Standard’s operations, facilities or structures at reasonable times, upon reasonable advance notice, provided that Newmont shall so enter at its own risk and shall indemnify and hold Gold Standard and its Affiliates harmless against and from any and all loss, cost, damage, liability and expense (including but not limited to reasonable attorneys fees and costs) by reason of injury to Newmont or its agents or representatives, or damage to or destruction of any property of Newmont or its agents or representatives while on the Newmont Property, or in such workings, facilities and structures, except to the extent that such injury, damage, or destruction is a result, in whole or in part, of the negligence of Gold Standard.  Newmont shall have the right during regular business hours to review and copy all of Gold Standard’s files and documents relating to activities on the Newmont Property, including, but not limited to, all invoices and other documentation of Expenditures.

(b)           If Newmont determines that activities or operations being conducted on the Newmont Property are in material non-compliance with applicable laws, regulations, ordinances or permits, Newmont may provide notice to Gold Standard, and Gold Standard shall immediately begin and promptly complete corrective action to bring such activities or operations into compliance.  If, after receiving such notice, Gold Standard do not promptly take corrective actions to Newmont’s satisfaction, Newmont may, but has no obligation to, take such actions as it deems necessary to bring Gold Standard’s operations into compliance, including, but not limited to taking over operational control of Gold Standard’s operations.  Gold Standard shall thereafter pay to Newmont one hundred fifty percent (150%) of Newmont’s costs for such actions.

13.       Property As Is.  Gold Standard acknowledges that they have been given full access to the Newmont Property for their due diligence review. Gold Standard acknowledges that the Newmont Property may have environmental and physical conditions related to prior mineral exploration or mining activities, including, but not limited to pits, adits, shafts and roads.  Prior to entering into this Agreement, Gold Standard has investigated the Newmont Property, including the environmental conditions on that property and the overlying surface, to their satisfaction. Gold Standard is acquiring the interests in the Newmont Property hereunder “as is” without warranty of any kind as to the condition, suitability or usability of the Newmont Property for any purpose, or the ability to obtain any necessary permits or authorizations to access or mine the Newmont Property.  The parties intend that this “as is” provision shall be effective specifically with respect to environmental conditions, and any and all common law or statutory claims with respect thereto.  Gold Standard assumes the risk of any environmental contamination, hazardous substances and other conditions on or related to the Newmont Property.  Newmont makes no representation or warranty as to the accuracy or completeness of any environmental, geological, financial, operating or other information it has provided relating to the Newmont Property, and Gold Standard agrees that Newmont shall have no liability for any damages relating to any inaccuracies or incompleteness of such information.

14.       Indemnities.  Gold Standard shall fully indemnify, defend, release and hold harmless Newmont, its Affiliates and successors, and their officers, directors, agents, and employees from and against all loss, costs, penalties, expense, damage and liability (including without limitation, loss due to injury or death, reasonable attorneys fees, expert fees and other expenses incurred in defending against litigation or administrative enforcement actions, either pending or threatened), arising out of or relating to any claim or cause of action relating in any way to conditions, operations or other activities, whether known or unknown, at, or in connection with, the Newmont Property or the Leases (including, but not limited to, any environmental conditions) created, existing or occurring prior to the date of this Agreement or while this Agreement is in effect, or arising out of or resulting from activities conducted by or on behalf of Gold Standard or its Affiliates, which arise in whole or in part under any federal, state or local law, now existing or hereafter enacted, adopted or amended, including, without limitation, any statutory or common law governing liability to third parties for personal injury or property damage.  Except as provided in Section 6(b)(v), this indemnity shall survive termination of this Agreement.

15.       Liens.  Gold Standard shall keep the Newmont Property free of all encumbrances, adverse claims and liens, including, but not limited to, any mortgages, deeds of trust or liens for labor or materials furnished to it in its operations hereunder.

16.       Insurance.

(a)        Gold Standard shall carry at all times during the term of this Agreement, with insurance companies selected by Gold Standard and acceptable to Newmont, the following minimum insurance coverages:

(i)           Workers compensation insurance as required by law;

(ii)           Employer’s liability insurance with minimum limits of one million dollars ($1,000,000) for all personal injuries or death resulting from any accident or occupational disease;

(iii)           Commercial General Liability and/or Umbrella Liability insurance with a limit of (y) not less than two million dollars ($2,000,000) each occurrence, during the minerals exploration phase of mining activity on the Lands, and (z) not less than five million dollars ($5,000,000) each occurrence, during the minerals development, excavation, and reclamation phases of mining activity on the Lands, covering bodily injury to or death of persons and/or loss of or damage to property; and

(iv)           Automobile liability insurance, covering all owned, non-owned and hired vehicles in the amount of not less than one million dollars ($1,000,000) per each occurrence.

(b)        Policies providing coverage under this Agreement shall not be subject to cancellation or material change, except on 30 days written notice to Newmont.

(c)        Newmont shall be named as an additional insured on the commercial general liability policies providing coverage under this Agreement.

17.       General Provisions.

(a)        Notice.  All notices or other communications to either party shall be in writing and shall be sufficiently given if (i) delivered in person, (ii) sent by electronic communication, with confirmation sent by registered or certified mail, return receipt requested, (iii) sent by registered or certified mail, return receipt requested, or (iv) sent by overnight mail by a courier that maintains a delivery tracking system.  Subject to the following sentence, all notices shall be effective and shall be deemed delivered (i) if by personal delivery, on the date of delivery, (ii) if by electronic communication, on the date of receipt of the electronic communication, (iii) if by mail, on the date of delivery as shown on the actual receipt, and (iv) if by overnight courier, as documented by the courier’s tracking system.  If the date of such delivery or receipt is not a business day, the notice or other communication delivered or received shall be effective on the next business day (“business day” means a day, other than a Saturday, Sunday or statutory holiday observed by banks in the jurisdiction in which the intended recipient of a notice or other communication is situated.)  A party may change its address from time to time by notice to the other party as indicated above.  All notices to Newmont shall be addressed to:

Newmont USA Limited
1655 Mountain City Highway
Elko, Nevada89801
Attn: Land Department
Telecopier No.:  (775) 778-2560

With a copy to:

Newmont USA Limited
Attention:  Land Department
6363 South Fiddler’s Green Circle
Greenwood Village, Colorado80111
Fax: (303) 837-5851

All notices to Gold Standard shall be addressed to:

Gold Standard Ventures (US) Inc.
P.O. Box 1897
Elko, Nevada89803.

(b)           Inurement.  All covenants, conditions, indemnities, limitations and provisions contained in this Agreement apply to, and are binding upon, the parties to this Agreement, their heirs, representatives, successors and assigns.

(c)           Implied Covenants.  The only implied covenants in this Agreement are those of good faith and fair dealing.

(d)           Waiver.  No waiver of any provision of this Agreement, or waiver of any breach of this Agreement, shall be effective unless the waiver is in writing and is signed by the party against whom the waiver is claimed.  No waiver of any breach shall be deemed to be a waiver of any other subsequent breach.

(e)           Modification.  No modification, variation or amendment of this Agreement shall be effective unless it is in writing and signed by all parties to this Agreement.

(f)           Entire Agreement.  This Agreement sets forth the entire agreement of the parties with respect to the transactions contemplated herein and supercedes any prior agreement, representation, warranty or undertaking, written or oral.

(g)           Memorandum.  A memorandum of this Agreement in the form attached as Exhibit F shall be recorded in the records of Pershing County, Nevada, promptly after execution of this Agreement.  This Agreement shall not be recorded.

(h)           Confidentiality of Information; Press Releases.  Except for recording the  Memorandum pursuant to Section 17(g) above, or any deeds delivered under Section 6(c) and as otherwise provided in this Section 17(h), the terms and conditions of this Agreement, and all data, reports, records and other information developed or acquired by any party in connection with this Agreement, shall be treated by the parties as confidential, and no party shall reveal or otherwise disclose such information to third parties without the prior written consent of the other party.  This restriction shall not apply to disclosures to any Affiliate, to any public or private financing agency or institution, to any securities regulatory authority, to any contractors or subcontractors the parties may engage and to employees or consultants of the parties, or to any third party to which a party contemplates the transfer, sale, assignment, encumbrance or other disposition of their interest in the Newmont Property, or with which a party or its Affiliate contemplates a merger, amalgamation or other corporate reorganization; provided, however, that any such third party to whom disclosure is made has a legitimate business need to know the disclosed information, and shall first agree in writing to protect the confidential nature of such information at least to the same extent as the parties are obligated under this Section.  In the event a party is required to disclose the terms of this Agreement to any federal, state or local government, any court, agency or department thereof, or any stock exchange or securities regulatory authority, the party so required shall immediately notify the other party of such requirement and the proposed form and content of the disclosure.  To the extent legally permissible, such notice shall be delivered at least two business days prior to the date of the disclosure.  The non-disclosing party shall have the right to review and comment upon the form and content of the disclosure and to object to such disclosure to the entity seeking the information, and to seek confidential treatment of that information by the receiving entity.  Before issuing any press release relating to this Agreement or the Newmont Property, the releasing party shall provide the other party three business days advance written notice, with a copy of the proposed release.  The releasing party shall make any reasonable changes to the proposed release requested by the other party.

(i)           Force Majeure.  If a party is prevented from completing any obligation under this Agreement, other than an obligation that may be satisfied by the payment of money, by a force majeure (the “Affected Obligation”), the Affected Obligation shall be suspended and that party shall not be deemed in default or liable for damages or other remedies as a result thereof for so long as that party is prevented from complying with the Affected Obligation by the force majeure.  For purposes of this Agreement, “force majeure” shall mean any matter (whether foreseeable or unforeseeable) beyond a party’s reasonable control, including but not limited to: acts of God, unusually inclement weather, acts of war, insurrection, riots or terrorism, strikes, lock-outs or other labor disputes; inability to obtain necessary materials or obtain permits, approvals or consents within a reasonable time; damage to, destruction of, or unavoidable shut-down of necessary facilities or equipment; provided, that that party shall promptly notify the other party in writing of the existence of any event of force majeure, and shall exercise diligence and reasonable efforts to remove or overcome the cause of such inability to undertake the Affected Obligation, and shall recommence performance thereof as soon as reasonably possible.  The affected party shall thereafter have an additional period of time equal to the duration of the force majeure to complete the Affected Obligation.  Where the Affected Obligation is an Expenditure requirement under Section 2(a), additional time shall be allowed only for those Expenditures that are directly affected by the force majeure event, and Gold Standard shall remain obligated to meet the remaining Expenditure schedule under Section 2(a).

(j)           Further Assurances.  Each of the parties agrees that it shall take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

(k)           Attorneys Fees.  In any litigation between the parties to this Agreement or persons claiming under them resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof, the substantially prevailing party or parties shall be entitled to recover from the defaulting party or parties, all reasonable costs, expenses, attorneys fees, expert fees, and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and collecting any final judgment entered therein.  If a party or parties substantially prevails on some aspects of such action, but not on others, the court may apportion any award of costs and attorneys fees in such manner as it deems equitable.

(l)           Construction.  The section and paragraph headings contained in this Agreement are for convenience only, and shall not be used in the construction of this Agreement.  The invalidity of any provision of this Agreement shall not affect the enforceability of any other provision of this Agreement.

(m)           Currency.  All references to dollars herein shall mean United States dollars.

(n)           Rule Against Perpetuities.  Any right or option to acquire any interest in property under this Agreement must be exercised, if at all, within the maximum time allowed under any applicable rule against perpetuities.

(o)           Governing Law.  This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the State of Nevada, without regard to its conflicts of laws provisions.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

NEWMONT USA LIMITED

By:	/s/ Richard J. Matthews
Name: Richard J. Matthews
Title: Vice President

GOLD STANDARD VENTURES (US) INC.

By:	/s/ David C. Mathewson
Name: David C. Mathewson
Title: Vice President of Exploration

EXHIBIT A

TO

MINERALS LEASE AND AGREEEMENT

North Railroad Property

1.             Newmont USA Ltd, Mining Lease Agreement (the “Leased Lands”)

29-267-0026 – 640 Acres

The following leased mineral interests which are subject to that Minerals Lease dated July 1, 2003, between Newmont USA Ltd, a Delaware corporation doing business in Nevada as Newmont Mining Corporation and Julian Tomera Ranches, Inc., Stonehouse Division, a Nevada corporation, Thomas J. Tomera and Patsy S. Tomera, Trustees of the Thomas J. Tomera Family Trust, a Memorandum of which was recorded in the official records of Elko County, Nevada on September 3, 2003 as Document No. 505662:

Township 31 North, Range 53 East, MDM

Section 17:  All (640 acres) 100% Surface, 50% Minerals
Section 21:  All (640 acres)USA Surface, 100% Minerals

2.             Newmont USA Ltd, Mining Lease Agreement (the “Leased Lands”)

29-267-0003 – 320 Mineral Acres

The following leased mineral interests which are subject to that Mining Lease and Agreement dated December 1, 1998, between Newmont USA Ltd, a Delaware corporation doing business in Nevada as Newmont Mining Corporation and Thomas J. Tomera and Patsy S. Tomera, Trustees of the Thomas J. Tomera Family Trust, et al, a Memorandum of which was recorded in the official records of Elko County, Nevada on February 10, 1999 as Document No. 439965:

Township 31 North, Range 53 East, MDM

Section 17:  All (640 acres) 50%Minerals

3.           Unpatented Mining Claims – 1,280 Acres (the “Claims”)

The following 72 unpatented mining claims located in Elko County, Nevada in Sections 16 and 20, Township 31 North, Range 53 East, MDM:

Claim Name	Book	Page	BLM NMC No.
Gutsy 1203 – 1238	553	106-141	399864-399899
Gutsy 1239 – 1274	553	142-177	399900-399935

EXHIBIT B

TO

MINERALS LEASE AND AGREEEMENT

Area of Interest

None